UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-14681

CUSIP Number: 707 874 400

(Check one:)

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR

☐ Form N-CSR

For Period Ended: June 30, 2008

[	] Transition Report on Form 10-K
[	] Transition Report on Form 20-F
[	] Transition Report on Form 11-K
[	] Transition Report on Form 10-Q
[	] Transition Report on Form N-SAR

For the transition period ended: Not applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

    Penn Treaty American Corporation

Full Name of Registrant

           Not applicable

Former Name if Applicable

                     3440 Lehigh Street

Address of Principal Executive Office (Street and Number)

    Allentown, PA 18103

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☐

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

The Registrant had requested an interpretation by the staff of the Securities and Exchange Commission of its position regarding the prospective unlocking of assumptions employed in its policyholder benefit reserve liability and unamortized deferred acquisition cost asset and all of the Registrant’s periodic reports were delayed while such request was pending. On February 28, 2008, in a response to another company’s request, the SEC staff expressed their view that prospective unlocking of policyholder benefit reserve and deferred acquisition cost assumptions was not in accordance with generally accepted accounting principles. The Registrant is no longer considering prospective unlocking for the year ended December 31, 2007.

The Registrant filed its Annual Report on Form 10-K for the year ended December 31, 2006 on April 2, 2008 utilizing its most recent “locked in” factors in computing its results for the year ended December 31, 2006. In connection with the preparation and audit of the financial statements for the year ended December 31, 2006, certain financial statement errors were discovered. These errors were not material to either the year ended December 31, 2005 or prior years. However, an error related to actuarial assumptions did have a material impact on each of the quarters of 2005, and, therefore, the Registrant has restated the previously issued financial statements for the year ended December 31, 2005. Research and review of this issue has further delayed the filing of the Registrant’s outstanding periodic reports, including the Quarterly Reports on Form 10-Q for the periods ended March 31, 2008 and June 30, 2008.

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PART IV - OTHER INFORMATION

(l)	Name and telephone number of person to contact in regard to this notification

Justin P. Klein	215-864-8606
(Name)	(Area code) (Telephone Number)

(2)       Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes	☒ No

The Registrant has not filed Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006, September 30, 2006, March 31, 2007, June 30, 2007, September 30, 2007, March 31, 2008 or an Annual Report on Form 10-K for the year ended December 31, 2007.

(3)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons stated above, the Registrant has not yet determined its results for the quarter ended June 30, 2008.

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    Penn Treaty American Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 12, 2008	By:	/s/ Mark D. Cloutier
Mark D. Cloutier
Executive Vice President, Chief

      Financial Officer and Treasurer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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